Exhibit 99.1

OneSmart International Education Group Limited Announces Unaudited Financial Results for the Third Fiscal Quarter Ended May 31, 2018

-                    Quarterly results:

Monthly Average Student Enrollments1 Increased by 44.7% Year-over-Year

Net Revenues Increased by 37.6% Year-over-Year

Net Revenues from OneSmart VIP Programs increased by 29.0% Year-over-Year

Net Revenues from HappyMath increased by 76.0% Year-over-Year

New Student Enrollments of newly acquired FasTrack English increased by 138.0% Year-over-Year

Non-GAAP Net Income Attributable to OneSmart’s Shareholders increased by 26.7% Year-over-Year

-                    First nine months results:

Monthly Average Student Enrollments1 Increased by 46.9% Year-over-Year

Net Revenues Increased by 35.8% Year-over-Year

Non-GAAP Net Income Attributable to OneSmart’s Shareholders increased by 53.1% Year-over-Year

SHANGHAI, July 31, 2018 — OneSmart International Education Group Limited (NYSE: ONE) (“OneSmart” or the “Company”), the largest premium K-12 after-school education service provider in China, today announced its unaudited financial results for the third fiscal quarter of 2018 ended May 31, 2018.

Highlights for the Third Fiscal Quarter Ended May 31, 2018

•                      Total net revenues increased by 37.6% year-over-year to RMB824.5 million (US$128.6 million)

•                      Net revenues from premium tutoring services (OneSmart VIP Programs) increased by 29.0% year-over-year to RMB704.5 million (US$109.9 million)

•                      Net revenues from HappyMath increased by 76.0% year-over-year to RMB90.6 million (US$14.1 million)

•                      New student enrollments of newly acquired FasTrack English increased by 138.0% year-over-year

•                      As a result of one-time share-based compensation costs of RMB95.3 million (US$14.9 million) under the Amended and Restated 2015 share incentive plan, which was not exercisable until the IPO completion date, net income attributable to OneSmart’s shareholders decreased by 52.1% year-over-year to RMB58.4 million (US$9.1 million) from RMB122.0 million in the same period of fiscal year 2017.

•                      Non-GAAP net income attributable to OneSmart’s shareholders increased by 26.7% year-over-year to RMB168.5 million (US$26.3 million) from RMB133.1 million in the same period of fiscal year 2017.

•                      Monthly average student enrollments1 increased by 44.7% year-over-year to 124,892, of which monthly average student enrollments from OneSmart VIP and HappyMath increased by 30.0% and 75.1%, respectively

Highlights for the Nine Months Ended May 31, 2018

•                      Total net revenues increased by 35.8% year-over-year to RMB1,929.1 million (US$301.0 million).

•                      Net revenues from premium tutoring services (OneSmart VIP Programs) increased by 28.8% year-over-year to RMB1,639.2 million (US$255.7 million).

1  “Enrollments”, for the purpose of calculation, are to a student who takes at least one class for one subject in a certain period is treated as one enrollment in the same period. Under this methodology, a student taking at least one class for each of two subjects in a certain period is treated as two enrollments in the same period. The number of students enrolled in our invested schools and OneSmart Online is not included for this purpose.

•                      Net revenues from HappyMath increased by 72.1% year-over-year to RMB242.0 million (US$37.8 million).

•                      New student enrollments of newly acquired FasTrack English increased by 110.0% from January to May 2018.

•                      As a result of one-time share-based compensation costs of RMB95.3 million (US$14.9 million) under the Amended and Restated 2015 share incentive plan, which was not exercisable until the IPO completion date, net income attributable to OneSmart’s shareholders slightly increased by 0.1% year-over-year to RMB163.3 million (US$25.5 million) from RMB163.2 million in the same period of fiscal year 2017.

•                      Non-GAAP net income attributable to OneSmart’s shareholders increased by 53.1% year-over-year to RMB283.1 million (US$44.2 million) from RMB184.9 million in the same period of fiscal year 2017.

•                      Number of study centers increased to 302 as of May 31, 2018, which represents a total classroom capacity increase of 31.9% year-over-year, of which 220 were OneSmart VIP study centers, 60 were HappyMath study centers and 22 were FasTrack English study centers.

Key Financial Results

(In thousands/RMB)

	3Q FY2018	3Q FY2017	% of change
Net revenues	824,488	599,194	37.6%
Operating income	56,698	148,905	-61.9%
Non-GAAP operating income	166,840	160,001	4.3%
Net income attributable to OneSmart	58,376	121,961	-52.1%
Non-GAAP net income attributable to OneSmart	168,518	133,057	26.7%

	9 Months FY2018	9 Months FY2017	% of change
Net revenues	1,929,133	1,420,660	35.8%
Operating income	118,411	196,003	-39.6%
Non-GAAP operating income	238,176	217,716	9.4%
Net income attributable to OneSmart	163,339	163,154	0.1%
Non-GAAP net income attributable to OneSmart	283,104	184,867	53.1%

Mr. Steve Xi Zhang, Chairman and Chief Executive Officer of OneSmart, commented, “We are pleased to report another strong quarter of financial and operational results, which further strengthened our No. 1 position in China’s premium K-12 after-school education market. We are well-positioned to benefit from the rapid growing of the premium market and to further consolidate the fragmented market through both organic growth and acquisitions.

As the largest premium K-12 after-school education service provider in China, we have accumulated delicate operation management experiences and are ready to leverage and monetize our operation expertise through effectively improving the education quality and operational performance of acquired business. After our recent acquisition of FasTrack English in January 2018, we introduced our “Standard Operation Perfection System” (“SOPS”) and significantly enhanced the growth of the business. We are closely monitoring and will take advantage of other acquisition opportunities to accelerate the growth of our business.

The following are key highlights of our business during the third fiscal quarter of 2018:

OneSmart VIP (exam preparation services for students from 3rd grade to 12th grade)

•                      Despite we opened 15 new OneSmart VIP learning centers in Shanghai during the past 12 months, OneSmart VIP in Shanghai continued to achieve a healthy EBIT margin of above 40% during the third fiscal quarter of 2018;

•                      In the meantime, we experienced extremely strong growth in markets outside Shanghai. Monthly average student enrollments increased by over 50% in the following 14 cities, most of which we entered during the past two years: Chengdu, Xiamen, Fuzhou, Kunmning, Xi’an, Zhengzhou, Chongqing, Tianjin, Shenyang, Shijiazhuang, Yancheng, Zhenjiang, Dongguan, and Taizhou;

•                      We opened 19 new OneSmart VIP learning centers during the third fiscal quarter of 2018;

•                      Revenues from 1-on-3 programs increased by 62.6% year-over-year;

•                      To provide premium families one-stop shopping opportunities and further accelerate the growth, we extended OneSmart VIP business into overseas language training, overseas study consultation, and study camp programs.

HappyMath (kids mathematics business for children aged 3 to 8 years old)

•                      We continued to accelerate our growth in HappyMath. Revenues increased by 76.0% year-over-year to RMB90.6 million (US$14.1 million) from RMB51.5 million in the same quarter of last year, with monthly average student enrollments increased by 75.1% year-over-year to 21,178 from 12,094 in the same quarter of last year;

•                      Revenue in mature market such as Shanghai increased by 59.4% year-over-year;

•                      Strong revenue and student enrollment growth momentum in every city that HappyMath enters into. Revenues in Shenzhen and Guangzhou increased by more than 50% year-over-year; revenues in Chengdu, Xiamen, Nanjing and Changsha all achieved more than 100% growth year-over-year; while revenues in Beijing and Suzhou increased by 264.5% and 384.9% year-over-year, respectively;

•                      Successfully launched three new subjects into the HappyMath program: Chinese, science, and computer programing since second fiscal quarter of 2018. More than 4,200 students were enrolled for the Chinese subject during the third fiscal quarter of 2018. Average subjects taken by HappyMath student were 1.22 subjects in May 2018.

FasTrack English (kids English business for children aged 3 to 8 years old)

•                      With our “Standard Operation Perfection System” (“SOPS”), we successfully accelerated the growth of newly acquired FasTrack English business. We re-positioned it as premium kids English brand with a focus on STEM English, successfully opened 8 new learning centers and managed to expand the operation into Shenzhen;

•                      New student enrollments increased by 138.0% year-over-year during the third fiscal quarter of 2018 vs approximately 30.0% historical growth before acquisition;

•                      The above demonstrated our strong execution capabilities to continuously integrate and manage our growth from acquired business. We will engage in more acquisitions as one major approach to further consolidate the fragmented market and accelerate our top-line growth.”

Mr. Dong Li, OneSmart’s Chief Financial Officer added, “We will also heavily invest in online business through incubation which will position us well in the long term. For example, Yimi Online Tutoring, a leading online K-12 tutoring company, which we incubated and took a significant strategic stake, achieved accelerated growth since its inception. For the first six-month ended June 30, 2018, gross billings and revenues increased by 523.6% and 338.6% year-over-year, respectively. Student enrollments in June 2018 increased by 469.8% year-over-year.

Going forward, we will further speed up our top-line growth by accelerating expansion of new learning centers, devoting more resources to invest in research & development, and continuously incubating new business both online and offline. We are confident that we have laid down the right expansion strategies to drive additional revenue and profitability growth and will put a balance between expansion and operational efficiency to deliver more sustainable value for our shareholders in the long term.”

Financial Results For the Third Fiscal Quarter Ended May 31, 2018

Net Revenues

Net revenues were RMB824.5 million (US$128.6 million), an increase of 37.6% from RMB599.2 million during the same period last year. The increase was mainly driven by an increase in the monthly average student enrollments in the Company’s OneSmart VIP business as well as HappyMath and FasTrack English, compared with those in the same period of last year. Monthly average student enrollments increased by 44.7% year-over-year to 124,892.

Operating Costs and Expenses

Operating costs and expenses for the quarter were RMB767.8 million (US$119.8 million), an increase of 70.5% from RMB450.3 million during the same period last year. Non-GAAP operating costs and expenses, which excludes share-based compensation expenses, were RMB657.6 million (US$102.6 million), an increase of 49.7% from RMB439.2 million during the same period last year.

•                      Cost of revenues increased by 38.7% year-over-year to RMB368.1 million (US$57.4 million), which was primarily due to the 106 newly opened learning centers.

•                      Selling and marketing expenses increased by 96.3% year-over-year to RMB160.8 million (US$25.1 million). Non-GAAP selling and marketing expenses, which excludes share-based compensation expenses, were RMB159.4 million (US$24.9 million), an increase of 94.9% from RMB81.8 million during the same period last year. The increase was primarily in support of the newly opened learning centers, new programs and service offerings, including, among others, FasTrack English, OneSmart Class, and OneSmart Online compared to the same period last year. As a result, we incurred more compensation costs for sales and marketing staff, marketing and promotion activities and higher rental expenses.

•                      General and administrative expenses increased by 132.0% year-over-year to RMB238.8 million (US$37.3 million). Non-GAAP general and administrative expenses, which excludes share-based compensation, were RMB130.1 million (US$20.3 million), an increase of 41.4% from RMB92.0 million during the same period last year. The increase was primarily due to more learning centers opened, enlarged investment in research & development in new product and services, education technology and curriculum materials. Accordingly, compensation for general and administrative personnel, rental expenses, and service expenses increased.

Total share-based compensation expenses, which were allocated to related operating expenses, increased by 892.6% year-over-year to RMB110.1 million (US$17.2 million) in the third fiscal quarter of 2018. The increase was mainly due to one-time share-based compensation costs of RMB95.3 million (US$14.9 million) under the amended and restated 2015 share incentive plan, which was not exercisable until the IPO completion date.

Operating Income and Operating Margin

Operating income for the quarter was RMB56.7 million (US$8.8 million), a 61.9% decrease from RMB148.9 million in the same period of the prior fiscal year. Non-GAAP Operating Income, which excludes shared-based compensation, was RMB166.8 million (US$26.0 million), a 4.3% increase from RMB160.0 million during the same period last year.

Operating margin for the quarter was 6.9%, compared to 24.9% in the same period of the prior fiscal year. Non-GAAP operating margin was 20.2%, compared with 26.7% during the same period last year.

Other income was RMB30.3 million (US$4.7 million), compared with RMB3.8 million during the same period last year. The increase was mainly due to realized gains from short-term investments and government subsidies.

Income tax expense was RMB32.0 million (US$5.0 million), compared with RMB31.6 million during the same period last year.

Net Income Attributable to OneSmart

Net income attributable to OneSmart was RMB58.4 million (US$9.1 million), compared with RMB122.0 million during the same period last year. Basic and diluted net income attributable to OneSmart per ADS was RMB0.3800 (US$0.0593) and RMB0.3640 (US$0.0568), respectively.

Non-GAAP net income attributable to OneSmart was RMB168.5 million (US$26.3 million), compared with RMB133.1 million during the same period last year. Non-GAAP basic and diluted net income attributable to OneSmart per ADS was RMB1.2881 (US$0.2010) and RMB1.2428 (US$0.1939), respectively.

Capital Expenditures

Capital expenditures for the third quarter of fiscal year 2018 were RMB62.7 million (US$9.8 million), an increase of RMB25.0 million from RMB37.7 million in the third quarter of fiscal year 2017. The increase was mainly due to leasehold improvements as a result of the opening of new learning centers and renovations of existing learning centers.

Financial Position

As of May 31, 2018, the Company had cash and cash equivalents of RMB1,513.3 million (US$236.1 million) and short-term investments of RMB841.1 million (US$131.2 million). The Company completed its initial public offering of 16,300,000 American depositary shares traded on the New York Stock Exchange on March 28, 2018. Proceeds from the offering were US$179.3 million before deducting underwriting discounts, commissions and offering expenses.

Cash Flow

Net cash provided by operating activities in the third quarter was RMB323.1 million (US$50.4 million).

Net cash used by investing activities in the third quarter was RMB425.8 million (US$66.4 million).

Net cash provided in financing activities in the third quarter was RMB1,038.7 million (US$162.0 million).

Financial Results for the Nine Months Ended May 31, 2018

For the first nine months of fiscal year 2018, OneSmart reported net revenues of RMB1,929.1 million (US$301.0 million), representing a 35.8% increase year-over-year.

Monthly average student enrollments in the first nine months of fiscal year 2018 increased by 46.9% to approximately 108,858.

Operating costs and expenses for the first nine months of fiscal year 2018 were RMB1,810.7 million (US$282.5 million), a 47.9% increase year-over-year. Non-GAAP operating costs and expenses for the first nine months of fiscal year 2018, which excluded share-based compensation expenses, were RMB1,691.0 million (US$263.8 million), representing a 40.6% increase year-over-year.

•                      Cost of revenues increased by 38.2% year-over-year to RMB951.8 million (US$148.5 million).

•                      Selling and marketing expenses increased by 49.8% year-over-year to RMB396.8 million (US$61.9 million). Non-GAAP selling and marketing expenses, which excludes share-based compensation expenses, were RMB395.0 million (US$61.6 million), an increase of 49.4% from RMB264.3 million during the same period last year. The increase was primarily in support of the newly opened learning centers, new programs and service offerings, including, among others, FasTrack English, OneSmart Class, and OneSmart Online compared to the same period last year. As a result, we incurred more compensation costs for sales and marketing staff, marketing and promotion activities and higher rental expenses.

•                      General and administrative expenses increased by 70.4% year-over-year to RMB462.1 million (US$72.1 million). Non-GAAP general and administrative expenses, which excludes share-based compensation, were RMB344.1 million (US$53.7 million), an increase of 37.7% from RMB250.0 million during the same period last year. The increase was primarily due to more learning centers opened, enlarged investment in research & development in new product and services, education technology and curriculum materials. Accordingly, compensation for general and administrative personnel, rental expenses, and service expenses increased.

Income from operations for the first nine months of fiscal year 2018 was RMB118.4 million, representing a 39.6% decrease year-over-year. Non-GAAP income from operations for the first nine months of fiscal year 2018 was RMB238.2 million, representing a 9.4% increase year-over-year.

Operating margin for the first nine months of fiscal year 2018 was 6.1%, compared to 13.8% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the first nine months of fiscal year 2018, was 12.3%, compared to 15.3% for the same period of the prior fiscal year.

Net income attributable to OneSmart for the first nine months of fiscal year 2018 was RMB163.3 million (US$25.5 million), representing a 0.1% increase year-over-year.

Non-GAAP net income attributable to OneSmart for the first nine months of fiscal year 2018 was RMB283.1 million (US$44.2 million), representing a 53.1% increase year-over-year.

Outlook for Fiscal Year 2018

For fiscal year 2018, OneSmart remains the guidance and expects net revenues to be between RMB2,750 million (US$429.0 million) and RMB2,880 million (US$449.3 million), an increase of 33.6% to 40.0% from fiscal year 2017. This forecast reflects OneSmart’s current and preliminary view, which is subject to changes and uncertainty.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at the noon buying rate on May 31, 2018, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB6.4096 to US$1.00.

Conference Call Information

OneSmart’s management will hold an earnings conference call at 8:00 AM on July 31, 2018, U.S. Eastern Time (8:00 PM on the same day Beijing/Hong Kong Time).

Dial-in numbers for the live conference call are as follows:

International	1-412-902-4272
China	4001-201203
US	1-888-346-8982
Hong Kong	800-905945

A telephone replay of the call will be available after the conclusion of the conference call through August 7, 2018.

Dial-in numbers for the replay are as follows:

International Dial-in	1-412-317-0088
U.S. Toll Free	1-877-344-7529
Passcode:	10121923

Additionally, a live and archived webcast of this conference call will be available at http://www.onesmart.investorroom.com/.

About OneSmart

Founded in 2008 and headquartered in Shanghai, OneSmart International Education Group Limited is the largest premium K-12 after-school education service provider in China in terms of revenue in 2016 and 2017, according to Frost & Sullivan. Since commencement of our business, our vision is to build the most trusted “Third Classroom” outside of home and school and our mission is to bring out the utmost learning power in each student by cultivating his or her study motivation, capability and perseverance, and enable our students to pursue their life-long success. Our company culture is centered on the core values of customer focus, execution, innovation and teamwork.

OneSmart has built a comprehensive K-12 after-school education platform that encompasses its acclaimed premium tutoring services under “OneSmart VIP” programs, which offer premium tutoring services in one-on-one and one-on-three teacher-to-student settings with a full spectrum of course offerings covering core academic subjects taught in primary and secondary schools in China at levels between the third and twelfth grades; premium young children education services under “HappyMath” and “FasTrack English” programs which offers courses to children aged 3 to 8 years old and other programs.

In 2017, OneSmart had the largest market share of 2.4% in China’s premium K-12 after-school education market, and “HappyMath” was the largest after-school mathematics education service provider for students in kindergarten to the third grade in Shanghai, as measured by revenues, according to Frost & Sullivan. As of May 31, 2018, OneSmart operated a nationwide network of 302 study centers across 43 cities in China.

For more information on OneSmart, please visit http://www.onesmart.investorroom.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. OneSmart may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about OneSmart’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: OneSmart’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to penetrate premium K-12 after-school education services market; diversify and enrich our education offerings; enhance the development and management of our teacher team and teaching materials; competition in our industry in China; its ability to maintain and expand online education presence; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect our students’ information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and OneSmart does not undertake any obligation to update such information, except as required under applicable law.

Non-GAAP Financial Measures

In evaluating its business, OneSmart considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating income, non-GAAP net income attributable to OneSmart. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

OneSmart believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. OneSmart believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to OneSmart’s historical performance and liquidity. OneSmart computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. OneSmart believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For more information, please contact:

OneSmart

Ms. Rebecca Shen

+86-21-5255-9339 ext. 8139

ir@onesmart.org

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of	As of	As of
	August 31,	May 31,	May 31,
	2017	2018	2018
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	981,772	1,513,272	236,095
Short-term investments	413,883	841,053	131,218
Prepayments and other current assets	126,836	224,679	35,052
Amounts due from related parties	87,254	—	—
Total current assets	1,609,745	2,579,004	402,365

Non-current assets:
Property and equipment, net	272,226	416,691	65,010
Intangible assets, net	9,729	106,995	16,693
Long-term investments	267,051	359,618	56,106
Goodwill	58,676	367,039	57,264
Deferred tax assets	29,096	18,638	2,908
Amounts due from related parties	16,500	16,500	2,574
Other non-current assets	54,587	137,054	21,382
Total non-current assets	707,865	1,422,535	221,937

Total assets	2,317,610	4,001,539	624,302

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities:
Short-term loan (including short-term loan of the consolidated VIEs without recourse to the Group of RMB5,000 and nil as of August 31, 2017 and May 31, 2018, respectively)	5,000	—	—
Long-term loan, current portion (including long-term loan, current portion of the consolidated VIEs without recourse to the Group of nil and RMB45,000 (US$7,021) as of August 31, 2017 and May 31, 2018, respectively)	—	45,000	7,021
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB414,371 and RMB618,760 (US$96,536) as of August 31, 2017 and May 31, 2018, respectively)	414,371	618,760	96,536
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to the Group of RMB37,563 and RMB33,673 (US$5,254) as of August 31, 2017 and May 31, 2018, respectively)	37,563	33,673	5,254
Prepayments from customers (including prepayments from customers of the consolidated VIEs without recourse to the Group of RMB1,531,424 and RMB1,966,352 (US$306,782) as of August 31, 2017 and May 31, 2018, respectively)	1,531,424	1,966,352	306,782
Total current liabilities	1,988,358	2,663,785	415,593

Non-current liabilities:
Long-term loan (including long-term loan of the consolidated VIEs without recourse to the Group of nil and RMB405,000 (US$63,186) as of August 31, 2017 and May 31, 2018, respectively)	—	405,000	63,186
Unrecognized tax benefit (including liability for unrecognized tax benefit of the consolidated VIEs without recourse to the Group of RMB13,012 and RMB19,256 (US$3,004) as of August 31, 2017 and May 31, 2018, respectively)	13,012	19,256	3,004
Total non-current liabilities	13,012	424,256	66,190

Total liabilities	2,001,370	3,088,041	481,783

Commitments and contingencies

Mezzanine equity:
Series A redeemable convertible preferred shares (US$0.000001 par value; 1,890,686,563 and nil shares authorized as of August 31, 2017 and May 31, 2018, respectively; 1,890,686,563 and nil issued and outstanding as of August 31, 2017 and May 31, 2018, respectively)	1,713,344	—	—
Series A-1 redeemable convertible preferred shares (US$0.000001 par value; 35,757,200 and nil shares authorized as of August 31, 2017 and May 31, 2018, respectively; 35,757,200 and nil issued and outstanding as of August 31, 2017 and May 31, 2018, respectively)	36,556	—	—

Total mezzanine equity	1,749,900	—	—

Shareholders’ (deficit)/equity:
Class A ordinary shares (US$0.000001 par value; 44,134,792,349 shares authorized; 94,897,359 and 4,220,365,545 issued and outstanding as of August 31, 2017 and May 31, 2018, respectively)	1	26	4
Class B ordinary shares (US$0.000001 par value; 2,439,484,566 and 2,296,842,016 shares authorized as of August 31, 2017 and May 31, 2018, respectively; 2,439,484,566 and 2,296,842,016 issued and outstanding as of August 31, 2017 and May 31, 2018, respectively)	16	16	2
Additional paid-in capital	82,139	5,405,038	843,272
Statutory reserves	3,739	3,886	606
Accumulated deficit	(1,567,136)	(4,618,576)	(720,572)
Accumulated other comprehensive income	19,123	48,448	7,559
Total OneSmart International Education Group Limited shareholders’ (deficit)/equity	(1,462,118)	838,838	130,871
Non-controlling interests	28,458	74,660	11,648
Total shareholders’ (deficit)/equity	(1,433,660)	913,498	142,519

Total liabilities, mezzanine equity, non-controlling interests and shareholders’ (deficit)/equity	2,317,610	4,001,539	624,302

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in thousands)

	For the three months ended May 31,			For the nine months ended May 31,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	599,194	824,488	128,633	1,420,660	1,929,133	300,976
Cost of revenues	(265,423)	(368,136)	(57,435)	(688,637)	(951,807)	(148,497)
Gross profit	333,771	456,352	71,198	732,023	977,326	152,479

Operating expenses:
Selling and marketing (Note 1)	(81,953)	(160,847)	(25,095)	(264,886)	(396,801)	(61,907)
General and administrative (Note 1)	(102,913)	(238,807)	(37,258)	(271,134)	(462,114)	(72,097)
Total operating expenses	(184,866)	(399,654)	(62,353)	(536,020)	(858,915)	(134,004)
Operating income	148,905	56,698	8,845	196,003	118,411	18,475

Interest income	1,206	5,406	843	11,688	21,579	3,367
Interest expense	(64)	(8,918)	(1,391)	(86)	(13,609)	(2,123)
Other income	3,789	30,289	4,726	9,501	73,850	11,522
Other expenses	—	—	—	—	(3,083)	(481)
Foreign exchange gain	898	82	13	1,268	207	32
Income before income tax and share of net (loss)/income from equity investees	154,734	83,557	13,036	218,374	197,355	30,792

Income tax expense	(31,591)	(32,016)	(4,995)	(62,442)	(64,606)	(10,080)
Income before share of net (loss)/income from equity investees	123,143	51,541	8,041	155,932	132,749	20,712

Share of net (loss)/income from equity investees	(1,133)	3,939	615	(1,455)	6,967	1,087

Net income	122,010	55,480	8,656	154,477	139,716	21,799

Add: Net (income)/loss attributable to non-controlling interests	(49)	2,896	452	8,677	23,623	3,686

Net income attributable to OneSmart’s shareholders	121,961	58,376	9,108	163,154	163,339	25,485

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the three months ended May 31,			For the nine months ended May 31,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Selling and marketing	184	1,469	229	552	1,797	280
General and administrative	10,912	108,673	16,955	21,161	117,968	18,405
Total	11,096	110,142	17,184	21,713	119,765	18,685

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the three months ended May 31,			For the nine months ended May 31,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net income	122,010	55,480	8,656	154,477	139,716	21,799
Other comprehensive income:
Unrealized gain on available-for-sale investments, net of tax	7,424	11,593	1,809	17,599	23,808	3,714
Foreign currency translation adjustment	—	19,933	3,110	—	5,517	861

Comprehensive income	129,434	87,006	13,575	172,076	169,041	26,374
Add: Comprehensive (income)/loss attributable to non-controlling interests	(49)	2,896	452	8,677	23,623	3,686

Comprehensive income attributable to OneSmart’s shareholders	129,385	89,902	14,027	180,753	192,664	30,060

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(Amounts in thousands)

	For the three months ended May 31,			For the nine months ended May 31,
	2017	2018	2018	2017	2018	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Selling and marketing expenses	81,953	160,847	25,095	264,886	396,801	61,907
Share-based compensation expense in selling and marketing expenses	184	1,469	229	552	1,797	280
Non-GAAP selling and marketing expenses	81,769	159,378	24,866	264,334	395,004	61,627
General and administrative expenses	102,913	238,807	37,258	271,134	462,114	72,097
Share-based compensation expense in general and administrative expenses	10,912	108,673	16,955	21,161	117,968	18,405
Non-GAAP general and administrative expenses	92,001	130,134	20,303	249,973	344,146	53,692

Operating costs and expenses	450,289	767,790	119,788	1,224,657	1,810,722	282,501
Share-based compensation expense in operating costs and expenses	11,096	110,142	17,184	21,713	119,765	18,685
Non-GAAP operating costs and expenses	439,193	657,648	102,604	1,202,944	1,690,957	263,816

Operating income	148,905	56,698	8,845	196,003	118,411	18,475
Share-based compensation expenses	11,096	110,142	17,184	21,713	119,765	18,685
Non-GAAP operating income	160,001	166,840	26,029	217,716	238,176	37,160

Net income attributable to OneSmart’s shareholders	121,961	58,376	9,108	163,154	163,339	25,485
Share-based compensation expenses	11,096	110,142	17,184	21,713	119,765	18,685
Non-GAAP net income attributable to OneSmart	133,057	168,518	26,292	184,867	283,104	44,170